"If P&G had performed like its peers over the last 10 years, your P&G nest egg would be 60% bigger."

P&G's TSR Has Been Weak Relative to Benchmarks Across Timeframes


TSR – 10-Year
210%
171%
97%
93%
Peers
Consumer Staples Index
S&P
P&G
TSR – 5-Year
118%
102%
90%
67%
Peers
S&P
Consumer Staples Index
P&G
TSR – 4-Year
67%
64%
56%
30%
Peers
S&P
Consumer Staples Index
P&G
TSR – 3-Year
48%
39%
35%
23%
Peers
Consumer Staples Index
S&P
P&G
TSR – 2-Year
31%
27%
23%
22%
Peers
Consumer Staples Index
S&P
P&G
TSR – 1-Year
21%
15%
11%
10%
S&P
Peers
P&G
Consumer Staples Index

Source: Capital IQ. Total shareholder return (TSR) measured through June 15, 2017, one day before rumors surfaced of Trian seeking Board representation.
Note: TSR calculated as if an investor had purchased one share of stock on the first day of the measured period and thus it includes the pro rata return of any spun-off segments (if relevant).
Peers include Beiersdorf, Church & Dwight, Clorox, Colgate, Edgewell Personal Care, Henkel, Kimberly-Clark, L'Oreal, Reckitt Benckiser and Unilever. The same peer set will be used throughout this presentation unless otherwise noted.
"Consumer Staples Index" is represented by The Consumer Staples Select Sector SPDR Fund (XLP).

As illustrated in the chart in the top-left hand corner, $100 invested in P&G ten years ago would be worth $193 today, based on P&G's total shareholder return of 93% during that period. However, if P&G had instead achieved the same total shareholder return as its peers during that period (210%), that $100 would be worth $310 today, or approximately 60% more.